UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,500,000	$405.65***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,000,000 shares of common stock, par value $0.10 per share, at the tender offer price of $1.75 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** $468.47 previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendments Numbered 1 through 7 as previously filed with the SEC, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,000,000 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No. 8 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

Security Land confirmed that AB Value Partners, LP and AB Opportunity Fund, LLC filed an Amendment No. 1 to Schedule TO on May 3, 2017 regarding their unsolicited third party tender offer to acquire all of the outstanding shares of Security Land’s common stock at an increased price of $1.75 per share (the “AB Offer”).  Security Land’s Board of Directors has reviewed the AB Offer and intends to advise stockholders of the Company’s formal position regarding the amended AB Offer by making available to stockholders and filing with the Securities and Exchange Commission an amendment to its solicitation/recommendation statement on Schedule 14D-9 contemporaneously with this filing.

In light of the competing offer, (i) the Company has increased the Offer Price of the Offer from $1.60 per share to $1.75 per share, in order to match the price offered by the third party, and (ii) the Company has reduced the number of shares it is offering to purchase from 2,526,247 shares to 2,000,000 shares, in view of the fact that the Company does not expect more than 2,000,000 shares to be tendered..

The information contained in the Amended Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(7) and (a)(3), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  Each individual Filing Person adopts the responses of the Company in Item 13 of Schedule TO, including the view as to the fairness of the transaction to unaffiliated shareholders expressed on behalf of the Company and its Board of Directors as stated in the Amended Offer to Purchase dated March 15, 2017, as further amended through this Amendment No. 7.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Additional Background for Board’s Recommendation.  The Amended Offer to Purchase is further amended by adding the following new paragraphs at the end of Section 2 Fairness of the Offer:

            The Board continues to make no recommendation as to whether any stockholder should tender or refrain from tendering shares. The Board would prefer that, IF a shareholder decides to tender shares, the shareholder tender to the Company rather than in the AB Offer, in order to reduce the number of outstanding shares, thereby increasing the remaining shareholders’ interest in future earnings and capital appreciation of the Company.  Even though the AB Offer would not require the use of the Company’s cash or borrowing capacity to buy shares, the Directors believe that the potential advantages of the reduction in outstanding shares outweigh the risks of higher debt in the Company’s Offer.

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            The Board considered whether it should recommend, IF a shareholder decides to tender shares, that the shareholder should tender shares in the AB Offer rather than to the Company, in view of the fact that there is no possibility for proration of shares in the AB Offer (because the bidders have offered to purchase all of our outstanding shares).  The Board chose not to make such a recommendation because the Board believes the possibility of proration in the Company’s offer is so unlikely that it should not be a material factor.  The Board believes it is unlikely that more than 2,000,000 shares will be tendered to the Company, such that it is unlikely that there will be any proration in either offer.

            In determining the small likelihood of proration, the Board noted that there are 5,243,107 shares outstanding, that the Flanagin Family and our directors have stated their intention not to tender 2,737,220 shares and that another shareholder owning 50,000 shares is unlikely to tender since he is involved in the competing AB Offer.  Thus, the Company is effectively offering to purchase 2,000,000 of the remaining 2,455,887 outstanding shares.  Based on the level of response to date (less than one million shares tendered) and the Board’s familiarity with its shareholder list (including the fact that many of the Company’s shareholders cannot be located), the Board sees little chance that more than 2,000,000 shares will be tendered.

            The Board would be willing and able to purchase more than 2,000,000 shares, and would consider amending and increasing the number of shares it is willing to purchase, if it believed there was a realistic possibility that more shares would be tendered.  Further, we reserve the right, in our sole discretion, to increase the number of shares we purchase by an amount that does not exceed 2% of our outstanding shares (another 104,862 shares).  See Section 6. In the unlikely event that more than 2,000,000 shares are tendered, then the Company could increase the number of shares purchased by 104,862 shares.

            For these reasons, the Board determined that it could decrease the number of shares it is offering to purchase to 2,000,000, without reducing the number of shares it realistically expects to be able to purchase and without incurring any realistic chance of proration for tendering shareholders.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin

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